Exhibit 99.1

Betterware

Eau d'Arômes
JAFRA
SALUD ES BELLEZA 213300202D0929
JAFRA

Betterware®

JAFRA

4Q2022 Highlights

Group	●	The strategic acquisition of Jafra, completed in 2022, places us in a more resilient position with valuable and diversified product portfolios.
	●	Strong balance sheet even after increased leverage due to the acquisition.
	●	Cash flow generation strengthens in 4Q22; this allows us to reduce leverage and resume dividend payments.

Betterware	●	Market share increases from 4% in 2019 to 8% in 2022 and net revenue of more than 2 times our pre-pandemic comparable period (2019) after distribution network stabilization period. Current trends allow us to be optimistic about our near-term future.
	●	Improved gross margin due to price increases and efficient cost control. Restructured operating expenses, aligning our operation to the expected level of revenue in 1Q23, while maintaining our flexible cost structure.
	●	Reinforced our incentive programs in 4Q22 to improve incorporation and retention rates our associates and distributors.
	●	New sales staff in place to increase in-person presence with our distributors and associates after the return to normality should drive engagement and motivation going forward.
	●	New Betterware+ App launched during 2H 2022 that will finish roll-out in February 2023. It offers improved capabilities for our sales network to increase their efficiency and productivity and allows for easier incorporation of new associates and distributors.

Jafra Mexico	●	Finished 2022 as the consolidated market leaders in the fragrance division in Mexico, continuously introducing successful innovation that strengthens our product portfolio.
	●	Higher than expected net revenue due to sequential growth in our consultant base, coupled with higher activity rates from our consultants and leaders.
	●	Higher than expected EBITDA and EBITDA Margin due to higher revenues and efficient cost and expense controls, according to corporate guidelines.
	●	Relocation of R&D team from the US to Queretaro, Mexico, allows us to reduce our R&D expenses by 40% and reduce time-to-market of new products from 18 to 8 months
	●	Strategy in 2023 focused on growth of our leaders and consultants’ growth, with incentive programs improved to increase retention, incorporation, and reactivation rates.

Jafra USA	●	Relevant changes in management, including new CEO Karalee Mora, to execute new strategy for JAFRA USA turnaround.
	●	In the process of implementing new commercial strategies to achieve its long-term growth potential, including a simplification of incentive programs to our sales network and simplifying consultant registration process, among other initiatives.
	●	Net revenue represents 10% the Group’s 4Q2022 net revenue. Still low, but it represents a significant opportunity for the company due to the size of US market

4Q2022 and Fiscal 2022 Selected Financial Information

	4Q2022		4Q2021		%		2022	2021	%
Net Revenue	$3,229,328		$2,182,069		48.0%		$11,499,225	$10,039,668	14.5%
Gross Margin	69.7%		53.7%		1,605	bps	68.2%	56.2%	1,198	bps
EBITDA	$566,282		$368,775		53.6%		$2,212,962	$2,746,830	(19.4)%
EBITDA Margin	17.5%		16.9%		64	bps	19.2%	27.4%	812	bps
Free Cash Flow	$877,803		$218,428		301.9%		$1,111,307	$1,076,382	3.2%
Net Income	$209,331		$191,819		9.1%		$735,139	$1,804,590	(59.3)%
EPS	$5.62		$5.14		9.3%		$19.73	$48.81	(59.6)%
Net Debt / TTM EBITDA	2.6	x	0.1	x	-		-	-	-
Interest Coverage Ratio (TTM)	3.4	x	35.1	x	-		-	-	-

Message From Betterware´s Chairman

We ended 2022 proud of our significant accomplishments during the period and confident in our Group´s prospects for the future.

During the year, we successfully completed the acquisition of Jafra´s operations in Mexico and the US, along with Jafra´s trademark rights worldwide. This acquisition is essential for our future growth opportunities, as it adds to the Group an attractive portfolio of products that diversify our offer, giving greater stability to our financial strength in changing business environments. Nine months after completing the acquisition, the company has already shown better-than-expected performance, both in top and bottom lines, especially in Jafra Mexico where our base of consultants and leaders increased steadily since the acquisition, increasing the top line, while synergies and cost efficiencies achieved in a short period of time have resulted in margin expansion and cashflow generation improvement for the company.

For Betterware, 2022 was extremely challenging due to adverse macroeconomic conditions and a steeper-than-expected decline in our network of associates and distributors in the aftermath of the pandemic, following the extraordinary growth of 2020 and the first half of 2021. During the period, we focused on stabilizing our network; we are proud of the progress so far, especially during the second half of the year, which led us to finish 2022 with sales and sales network two times the size of our pre-pandemic level (2019). Yet, we recognize there is plenty of room to improve our incorporation and retention rates, and we are taking the necessary actions that should result in the return to growth in our distribution base and, consequently, in our net revenue. In addition to implementing activities to increase revenues, during the second half of the year, we restructured the company’s operating expenses, which allowed us to end 2022 with a lower cost structure that is better aligned our expectation for 2023 revenues. Overall, we believe the performance we delivered in 2023 demonstrates the flexibility of our business model and our ability to quickly adapt to different conditions to preserve our profitability through efficient cost control and a reduction of our operating expenses given our mostly variable cost structure.

We move forward as a diversified group, with cosmetics and discretionary products in our portfolio, and unique brands in different market segments in Mexico and the USA. We intend to leverage the acquisition of JAFRA to bring Betterware to the US by the end of 2023. Central America is also a natural expansion opportunity for our Group, and we will be working this year to enter the region in 2024. We will go to South America until 2025, starting with Colombia and Peru.

While the macro-economic environment remains challenging and uncertain worldwide, we are confident that the initiatives we are implementing in Betterware and Jafra will result in near and long-term revenue growth, increased profitability, and value creation to our shareholders.

Luis G. Campos

Executive Chairman of the Board

Group’s Consolidated Financial Results

●	Net Revenue

Consolidated net revenue for 4Q2022 increased 48.0% to Ps. 3,229.3M from Ps. 2,182.1M in 4Q2021, mainly attributed to the inclusion of Jafra Mexico and Jafra USA results during 2022, which during the quarter accounted for 47% and 10% of consolidated net revenue, respectively. Comparable net revenue, which only includes Betterware´s net revenue, decreased 37.1% YoY mostly due to a lower average associates and distributors base, partially offset by a higher average associate order.

For the Year, consolidated net revenue increased 14.5% to Ps. 11,499.2M from Ps. 10,039.7M in 2021. This increase is explained by the Jafra acquisition, completed in April 2022. Comparable net revenue decreased by 36.9% due to lower average active associates and distributors and lower activity rates.

●	Gross Margin

Consolidated gross margin for 4Q2022 expanded 1,605-bps to 69.7%, compared to 53.7% in 4Q2021. Margin expansion is mainly explained by the inclusion of Jafra Mexico and Jafra USA results during 2022, which have a higher gross margin profile than Betterware, at 80.7% and 76.1%, respectively, coupled with a 233-bps margin expansion in Betterware due to product price increases, the normalization of international freight prices and lower raw material prices.

For the Year, the consolidated gross margin expanded 1,198-bps due to the inclusion of Jafra Mexico and Jafra USA to our results and a 186-bps margin expansion in Betterware.

●	EBITDA and EBITDA Margin

Consolidated EBITDA for 4Q2022 increased 53.6% to Ps. 566.3M from Ps. 368.8M in 4Q2021, largely attributed to the inclusion of Jafra Mexico and Jafra USA results during 2022, which during the quarter accounted for Ps. 333.4M and Ps. 19.6M, respectively, and partially offset by a decline in EBITDA for Betterware. Comparable EBITDA for 4Q2022 decreased 42.2%.

Consolidated EBITDA margin for the quarter expanded 64-bps mainly explained by a higher-than-expected EBITDA margin in Jafra Mexico and a positive EBITDA contribution from Jafra USA, partially offset by a 138-bps margin contraction in Betterware due to lower operating leverage.

For the Year, consolidated EBITDA decreased 19.4% to Ps. 2,213.0M from Ps. 2,746.8M in 2021, mostly due to lower operating leverage in Betterware, which led to an 812-bps consolidated EBITDA margin contraction. Comparable EBITDA margin for the year contracted 509-bps mainly explained by a lower operating leverage, partially offset by gross margin expansion and the reduction of fixed operating costs to align with our current level of sales in Betterware.

●	Net Income and EPS

Consolidated Net Income for 4Q2022 increased 9.1% to Ps. 209.3M from Ps. 191.8M in 4Q2021, essentially explained by the inclusion of Jafra Mexico and Jafra USA to our results, partially offset by a lower operating leverage in Betterware and a 590% increase in interest expenses due to the Jafra Acquisition completed in April 2022, coupled with higher interest rates in Mexico. Earnings Per Share (EPS) for 4Q2022 was Ps. 5.62, compared to Ps. 5.14 in 4Q2021.

For the year, consolidated Net Income decreased 59.3% to Ps. 735.1M from Ps. 1,804.6M in 2021, mainly explained by a lower operating leverage and a 617% increase in interest expenses due to the Jafra Acquisition, coupled with higher interest rates in Mexico. EPS for 2022 was Ps. 19.73, compared to Ps. 48.81 in 4Q2021.

●	Cash Flow

Consolidated cash flow from operations for 4Q2022 significantly improved to Ps. 910.5M, from Ps. 277.3M in 4Q2021, due to efficient inventory management, coupled with cost and expense savings related to the corporate restructure to align to the new level of sales in Betterware, and the inclusion of Jafra´s operations in our results. On a comparable basis, cash flow from operations increased 144.3% to Ps. 677.5M for the quarter.

For the year, cash flow from operations decreased 13.6% to Ps. 1,266.0M from Ps. 1,465.6M in 2021, mainly due to a lower operating leverage in Betterware, mostly offset by the inclusion of Jafra´s operations to our results. On a comparable basis, cash flow from operations declined 31.6% to Ps. 1,003.0M for the year.

Consolidated CAPEX for 4Q2022 decreased 46.4% to Ps. 31.6M from Ps. 58.9M in 4Q2021, explained by lower investment requirements after the completion of Betterware´s distribution center during 2021 and low investment requirements in Jafra due to the current installed capacity. On a comparable basis, Betterware´s CAPEX declined 89.9% YoY to Ps. 5.9M.

For the year, consolidated CAPEX decreased 60.5% to Ps. 153.6M from Ps. 389.2M in 2021, mainly due to the focus on the integration of Jafra´s operations into our company and the rationalization of capital expenditures in Betterware, adapting to our current level of revenue after the 2021-2022 normalization period. On a comparable basis, Betterware´s CAPEX declined 71.3% YoY to Ps. 111.5M.

Free cash flow (cash flow from operations minus CAPEX) for 4Q2022 significantly improved to Ps. 878.9M from Ps. 218.4M in 4Q2021. And for the year, free cash flow increased 3.4% to Ps. 1,112.5M from Ps. 1,076.4M in 2021, boosted by the inclusion of Jafra Mexico and partially offset by Jafra USA operations.

Going forward, we estimate our yearly CAPEX needs to be approximately 1% of net revenue due to the significant capacity installed, which provides for our growth without investment. As our operations normalize and we integrate the acquisition, we expect our free cash flow to be approximately 50%-60% of EBITDA in the long term.

●	Balance Sheet

The Company ended the year with a strong balance sheet that demonstrates the strength and resiliency of its business model, and the efficient working capital management that characterizes the Company.

Inventories rose 58% to Ps 2,111.1M by the end of 2022, mainly reflecting the incorporation of Jafra to its results, coupled with approximately Ps. 300M excess inventories in Betterware due to lower-than-expected revenues. We have plans to gradually reduce inventory to align with sales growth during 2023 and 2024, without compromising sales of better-performing products and categories.

Net debt at year end 2022 was Ps. 5,754.4, which represents a relevant increase relative to 2021. The increase is almost exclusively due to the Jafra acquisition, which represents approximately 70% of total debt, and a lower cash balance at the end of the year.

Our leverage ratio remains at an appropriate level at 2.6x Net Debt to Trailing-Twelve-Month EBITDA, which only considers Jafra´s operations since the acquisition was completed in April 2022, and our Interest Coverage Ratio at 3.4x. We are confident that as we integrate Jafra into our operations and our results begin to normalize, we will be able to gradually reduce our leverage ratio to below 2.0x net debt to EBITDA over time.

4Q2022 and Fiscal 2022 Financial Results by Business

Betterware

●	Key Operating and Financial Metrics

		4Q2022	4Q2021%			2022	2021	%
Associates	Avg. Base	819,790	1,111,735	(26.3)%		897,989	1,188,545	(24.4)%
	EOP Base	778,845	1,063,720	(26.8)%		778,845	1,063,720	(26.8)%
	Weekly Churn Rate	3.7%	3.4%	0.3	pp	3.6%	3.4%	0.2	pp
	Weekly Activity Rate	25.0%	33.3%	(8.3	)pp	28.1%	34.2%	(6.1	)pp
	Avg. Weekly Order	$1,009	$911	10.8%		$955	$947	0.8%

Distributors	Avg. Base	41,109	55,888	(26.4)%		44,084	61,847	(28.7)%
	EOP Base	39,413	50,972	(22.7)%		39,413	50,972	(22.7)%
	Weekly Churn Rate	2.0%	3.4%	(1.4	)pp	2.0%	2.1%	(0.1	)pp
	Weekly Activity Rate	76.7%	80.0%	(3.3	)pp	78.8%	80.1%	(1.3	)pp
	Avg. Weekly Order	$6,542	$7,530	(13.1)%		$6,880	$7,774	(11.5)%

	4Q2022	4Q2021	%		2022	2021	%
Net Revenues	$1,373,493	$2,182,069	(37.1)%		$6,335,020	$10,039,668	(36.9)%
Gross Margin	56.0%	53.7%	233	bps	58.0%	56.2%	186	bps
EBITDA	$213,235	$368,775	(42.2)%		$1,411,081	$2,746,830	(48.6)%
EBITDA Margin	15.5%	16.9%	(138	)bps	22.3%	27.4%	(509	)bps

During the year, the market size for home goods contracted significantly relative to 2021. Betterware´s net revenue decreased, but relative to the market, our decline was less steep. This allowed us to increase our market share from 4% in 2019 to 8% in 2022 market share and consolidate our position as market leaders with 70% of the direct selling channel in our categories, achieving sales more than 100% above our pre-pandemic comparable sales (2019).

●	Net Revenue

For 4Q2022, Betterware´s net revenue declined 37.1% to Ps. 1,373.5M from Ps. 2,182.1M in 4Q2021, mainly explained by a lower average associate and distributor base during the period, 26.3% and 26.4%, respectively, coupled with a decline in associate´s activity levels, from 33.3% to 25.0%. This was partially offset by a 10.8% increase in average associate´s orders, in line with the price increase announced at the beginning of 2022. It is relevant to mention that net revenue stabilized on a QoQ basis during the last two quarters of the year, reducing the rate of decline to 7.4% on average for the last two quarters of 2022, compared to a QoQ decline of 14.3% on average for the first two quarters of 2022.

For the FY 2022, Betterware´s net revenue declined 36.9% to Ps. 6,335.0M from Ps. 10,039.7M in 2021. The decline is explained by the same factors as net revenue for the quarter, and especially considering the tough comparison base during the first half of 2021. On that period, the company achieved its highest associates and distributors base, coupled with their highest activity levels before the return to normal after the pandemic started.

●	Gross Margin

Betterware´s gross margin for 4Q2022 expanded 233 bps to 56.0%, compared to 53.7% in 4Q2021. Margin expansion is largely explained by product price increases announced at the beginning of the year and a decrease in international freight costs, coupled with lower raw material prices and improved pricing agreements with our suppliers.

For the Year, Betterware´s gross margin expanded 186 bps to 58.0%, compared to 56.2% in 2021 due to the same reasons mentioned above, coupled with easier supply chain conditions worldwide.

●	EBITDA and EBITDA Margin

Betterware´s EBITDA for 4Q2022 declined 42.2% to Ps. 213.2M from Ps. 368.8M in 4Q2021 explained mainly by the decline in net revenue. It is relevant to mention that we were able to reduce our operating expenses, especially our fixed costs, in absolute terms, although not enough to offset the loss in operating leverage due to the revenue decline and to reduce our distribution expense as a percentage of net revenue from 2.8% in 4Q2021 to 2.4% in 4Q2022. EBITDA Margin contracted 138-bps to 15.5% during the quarter.

For the Year, Betterware´s EBITDA declined 48.6% to Ps. 1,411.1M from Ps. 2,746.8M in 2021, explained by the decline in net revenue which led to a lower operating leverage, as operating expenses (SG&A) accounted for 36.9% of net revenue in 2022, compared to 29.6% in 2021. In absolute terms, we reduced our operating expenses by 21.4% and our distribution expense from 4.6% of net revenue in 2021 to 3.4% in 2022. EBITDA Margin contracted 509-bps to 22.3% for the year, compared to 27.4% in 2021.

●	Business strategies 2023

Since 2022 we have been deploying different strategies that we believe will lay the foundation for growth and profitability for the next three to five years. These strategies include, among others:

●	Management changes: we have strengthened our management team, incorporating a new Marketing Director, Gerardo Mier y Terán, who from now on will be Commercial Director (marketing and sales) and Eduardo Szymanski as Director of Human Talent, who is reinforcing the culture, leadership and our focus on growth from each level of the company.

●	Product offer: product portfolio was modified during the pandemic to meet market needs, partially removing core products from the catalog. During 1Q and 2Q23 we will cover 100% of the core line, recovering 26 core concepts that will help generate incremental sales.

●	Product Innovation: reinforcing our core business and ready to launch new categories, including Wellness, Wipes, Baby & Kids, Bedding, Hydration, Pets and Cleaning Consumables.

●	New Catalogues: improved design for our digital and physical catalogues, which we expect to result in increased excitement, engagement, and better sales conversion rates.

●	New Sales Staff: our strengthened sales staff is working closer to our distributors and associates to motivate and train them to become more successful. We are also reviewing our incentive programs to make them more attractive for more people to join.

●	Technology: our Betterware+ App will complete its migration in February 2023. Its enhanced capabilities offer our sales network efficiency and productivity in running their business, highlighting the speed and ease of onboarding new associates and distributors

●	Operations: several projects in place to improve our efficiency and reduce our operating costs, including improved inventory management, diversification of product sourcing from China, and the start-up of the automated pick-and-pack Tower that will take place in 2Q23 (expected return on investment of 20-40% given a productivity improvement of 5-10%).

Jafra Mexico

●	Key Operating and Financial Metrics

		4Q2022	4Q2021	%		2022	2021	%
Consultants	Avg. Base	445,535	399,798	11.4%		389,680	407,139	(4.3)%
	EOP Base	455,969	405,141	12.5%		455,969	405,141	12.5%
	Monthly Churn Rate	16.8%	21.8%	(5.0	)pp	20.1%	21.8%	(1.7	)pp
	Monthly Activity Rate	53.8%	52.0%	1.8	pp	53.6%	50.6%	3.0	pp
	Avg. Monthly Order	$2,006	$1,930	3.9%		$1,989	$1,923	3.4%

Leaders	Avg. Base	19,387	21,209	(8.6)%		20,107	21,382	(6.0)%
	EOP Base	19,290	21,137	(8.7)%		19,290	21,137	(8.7)%
	Monthly Churn Rate	1.4%	0.9%	0.4	pp	1.5%	1.0%	0.5	pp
	Monthly Activity Rate	93.3%	91.3%	2.0	pp	92.3%	91.7%	0.6	pp
	Avg. Monthly Order	$2,295	$2,371	(3.2)%		$2,310	$2,249	2.7%

	4Q2022	2022*
Net Revenue	$1,522,363	$4,198,120
Gross Margin	80.7%	81.9%
EBITDA	$333,417	$820,877
EBITDA Margin	21.9%	19.6%

*	2022 Figures include Jafra´s operations since April 7th, 2022. 2021 financial results are not fully comparable due to differences accounting methods. Before the acquisition Jafra used German GAAP standards and since April 7th, 2022, we use IFRS Standards.

JAFRA Mexico’s results reflect a strong performance ahead of our plan and current trends show that the commercial model is moving in the right direction, with a growing consultant base, and improved top product portfolios performance, good cost of sales management, efficient expense control and complementary product strategies.

Particularly in November, JAFRA Mexico’s net revenue achieved year-over-year growth of 28.7%, driven by a 30 thousand increase in Jafra´s consultants base during the month, showing that the consultant base is recovering relative to expectations, along a higher level of sales.

This year’s commercial strategies were aimed at increasing the consultant base by showing a sustained growth of active consultants with orders, together with the improvement of our catalog in terms of design and attractiveness, as well as increased product innovation. Going forward, we expect Jafra to benefit from the synergies in the supply chains that are currently being reviewed with Betterware´s management team.

●	Net Revenue

JAFRA Mexico’s Q4 results reflect a strong performance ahead of our plan as net revenue for the quarter reached Ps. 1,522.4M driven by a YoY increase of 11.4% in our average consultant base, coupled with higher activity and rates. We saw positive performance in all our product lines, with our Fragrances line is the largest contributor to sales, where we strengthened our position as market leaders, followed by Skin Care, Color and Toiletries.

For FY 2022, Jafra Mexico contributed with Ps. 4,198.1M to our consolidated net revenue, which includes Jafra´s results since the acquisition was completed in April 2022. Results for the year were also ahead of expectations due to positive trends in our sales network and positive results of our strategies since the acquisition was completed.

●	Gross Margin

JAFRA Mexico´s gross margin for the quarter was 80.7%, and 81.9% for the year, both above our plans as a result of favorable promotional balance and sales mix in each of our business lines, the outstanding performance of high contribution margin of top sellers in Fragrances, and efficient cost control, reflecting the effect of achieved synergies and optimization actions since the acquisition was completed.

●	EBITDA and EBITDA Margin

JAFRA Mexico´s EBITDA for 4Q2022 was Ps. 333.4M and EBITDA margin was 21.9% and for the year, which includes Jafra´s results since April 7th, 2022, EBITDA was Ps. 820.9M and EBITDA margin was 19.6%.

Results were ahead of our expectations, due to the increase in net revenue, efficient expense control related to synergies and optimizations after the acquisition, partially offset by a negative impact of extraordinary accounting adjustments in December 2022, such as adjustments and cancellations of 2021 provisions, which were higher than this year’s amount.

●	Business Strategies for 2023

We have made outstanding progress since the acquisition was completed in April 2022, both in our top-line growth and profitability due to efficient cost management and expense control. We will continue to work in this direction, and our strategies include, among others:

●	Product Innovation: reinforcing and updating our product offering to current global and local consumption trends, with faster time to market of our products with exclusive ingredients and formulas to continue as leaders in fragrances and increase our market share in Skin Care and Color categories. Part of our strategy is focused on the process of rebranding many of Jafra’s brands to make them more current, attractive and profitable, expecting to complete it by de end of 2Q23.

●	Business development: strategies focused on improving incorporation, retention, and reactivation rates, including better technologic developments for our leaders and consultants and an adjusted incentives program. Working towards improving our incentives programs, focusing on special promotions during key months.

●	Technology: leveraging on Betterware´s knowhow, the launching of Jafranet 2.0 App will improve leaders and consultants´ capabilities to better manage their own business and become more efficient. A Chatbot will also be set up to solve any question within our salesforce; this will generate more than Ps. 40M savings per year.

●	Operations: Continue focusing on cost control and expense reductions, taking advantage of the identified synergies, estimated in the range of Ps. 200M to Ps. 300M per year. Improved our days payable from 37 to 92 but will continue to strive to optimize our working capital. Increased focus on improving processes for leaders and consultants to achieve better service levels.

Jafra USA

●	Key Operating Metrics

		4Q2022	4Q2021%			2022	2021	%
Consultants	Avg. Base	36,563	38,975	(6.2)%		35,171	40,933	(14.1)%
	EOP Base	36,222	38,443	(5.8)%		36,222	38,443	(5.8)%
	Monthly Churn Rate	9.5%	9.1%	0.3	pp	10.8%	10.7%	0.2	pp
	Monthly Activity Rate	49.4%	49.9%	(0.5	)pp	50.6%	51.8%	(1.2	)pp
	Avg. Monthly Order (USD)	$242	$243	(0.2)%		$244	$236	3.2%
	Avg. Base	2,183	2,314	(5.7)%		2,109	2,564	(17.7)%
	EOP Base	2,095	2,206	(5.0)%		2,095	2,206	(5.0)%

Leaders	Monthly Churn Rate	6.5%	6.4%	0.1	pp	4.8%	6.6%	(1.8	)pp
	Monthly Activity Rate	93.7%	95.6%	(1.9	)pp	91.6%	91.9%	(0.3	)pp
	Avg. Monthly Order (USD)	$208	$201	3.5%		$206	$200	3.0%

	4Q2022	2022*
Net Revenue	$333,472	$966,085
Gross Margin	76.1%	74.9%
EBITDA	$19,629	$-18,997
EBITDA Margin	5.9%	(2.0)%

*	2022 Figures include Jafra´s operations since April 7th, 2022. 2021 financial results are not fully comparable due to differences accounting methods. Before the acquisition Jafra used German GAAP standards and since April 7th, 2022, we use IFRS Standards.

JAFRA USA´s current results continue to be a relatively low share of the entire Group, representing 10% of net revenue and 3% of EBITDA for the quarter, but we believe it has great potential to contribute to future growth and profitability expansion.

JAFRA USA’s management team efforts are focused on improving significant inefficiencies that existed prior to the Betterware acquisition, executed in late 2021 that negatively impacted sales force growth, retention and consequently, net revenues. Ongoing corrective actions have already proven successful as the sales force totaled 35.2 thousand consultants in September 2022 and has increased to 36.6 thousand in December.

●	Net Revenue

Net revenue for the quarter reached Ps. 333.5M, below our expectations mainly due to the lower average consultant and leader’s base, which declined 6.2% and 5.7% respectively, relative to 4Q 2021.

For the full year, JAFRA USA contributed with Ps. 966.1M to our consolidated net revenue, which includes Jafra´s results since the acquisition was completed in April 2022. 2022 Revenue was lower than anticipated due to the decline in our sales network, coupled with lower-than-expected activity and productivity rates from our consultants and leaders. We have identified the source of these negative trends, which where commercial changes done during 2021 under previous management. Going forward, we are focused in turning around these trends, going through a full revision of our business development and incentives program to improve the opportunity and attractiveness for our sales network and our clients.

●	Gross Margin

JAFRA USA´s gross margin for to the quarter was 76.1%, and 74.9% for the year, below our expectations due to aggressive promotions to drive sales and increase activity rates given negative sales trends.

●	EBITDA and EBITDA Margin

JAFRA USA´s EBITDA for 4Q2022 was Ps. 19.6M and EBITDA margin was 5.9% positively impacted by savings in personnel-related expenses and IT costs.

For the year, Jafra USA´s contribution to consolidated EBITDA was Ps. (19.0M) and EBITDA margin was (2.0%), also below our expectations and below its potential EBITDA generation. Corrective actions are currently underway and should result in profitability improvements going forward.

●	Business Strategies for 2023

As mentioned before, Jafra USA represents a great opportunity for our company to improve profitability and boost revenue growth in future years, and its management team is focused on correcting its course to return to positive performance. Our strategies for the year include, among others:

●	Management changes: we have strengthened our management team, including new CEO Karalee Mora, Vice President of Marketing Allison Ellsworth, and Vice President of Sales Josh McKell, all with long-term experience in Direct Selling. These changes will be instrumental to Jafra USA´s turnaround.

●	Brand identity: we have initiated the rebrand of Jafra with Estudio Crater to redefine our brand style guide, which should result in improved brand love.

●	Product Innovation: reinforcing and updating our product offering to current global and local consumption trends, with faster time-to-market of our new products. Improved offer through promotions and bonus size products.

●	Business development: simplifying incentives programs focused in improving incorporation, retention, and reactivation rates.

●	Technology: Launching better technologic developments for our leaders and consultants and increasing our digital focus to build our client base independent of our current consultant base to improve direct connection with our final customer.

●	Business Transformation: renovating the business by expanding our focus to the general market and not only to the Hispanic. This turnaround comprises several initiatives such as brand identification, product innovation, technology, digital marketing and the adjustment of the program and incentives.

Capital Allocation

We remain focused in the successful integration of the business and the achievement of identified synergies and operating efficiencies, and we estimate that we have the installed capacity in place to support growth for the mid-term, therefore we do not anticipate any large investment requirement for the year.

After the acquisition of Jafra, our leverage ratio increased to 2.6x Net Debt/EBITDA. While our financial position remains strong, our objective is to reduce our leverage ratio to below 2.0x by the end of 2023. Therefore, in the near term we will focus most of our cash flow generation to prepay debt and reduce our debt burden.

Having said that, and confident of our business and its cash flow generation, our Board of Directors has proposed to pay a Ps. 100M dividend to shareholders for the quarter. For the following periods, we could pay growing quarterly dividends if the Group’s results are as expected. Current dividend is subject to approval at the Ordinary General Shareholders’ Meeting of March 8th, 2023.

2023 Guidance and Long-Term Growth Prospects

Given the uncertainties ahead and that we haven´t been able to fully stabilize our sales force, but confident in current trends and positive in our commercial strategies, we are cautiously optimistic about our short-term prospects and expect the following for our consolidated business:

	2023	2022	Var %
Net Revenue	Ps. 13,200 – Ps. 14,200	Ps.11,499	15% - 23%
EBITDA	Ps. 2,600 – Ps. 2,800	Ps. 2,213	17% - 27%

*	Figures in millions

There are some exogenous risks that may affect the results of our businesses, such as adverse global and National macroeconomic conditions, higher inflation, freight costs, disruptions in the supply chain, among others. But we may also have many opportunities that can have the opposite effect, such as the expansion of our sales force, superior activity, greater penetration in the market derived from different approaches such as new product categories, product innovation, in the case of the USA, going to a general market much larger than the Hispanic market -which we will continue to serve-, and of course, taking advantage of the synergies between Jafra and Betterware.

In this regard, we are starting to work on an integration and optimization project of the operating model for both business units. We seek to leverage the processes of each of the businesses to create value and reduce risk. The organizational structure of the business must be aligned with the optimized operating model. A specialized firm will accompany us in the operational optimization process and change management, without intervening in the commercial part of the businesses.

In the longer term, we are confident in our growth prospects in Mexico, the US and internationally, as our recent Jafra acquisition provides a compelling and diversified product portfolio as a group, contributing to our financial strength in changing business environments.

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

For the twelve-months ended December 31, 2022, and 2021

(In Thousands of Mexican Pesos)

	Dec 2022	Dec 2021
Assets
Cash and cash equivalents	686,146	1,175,198
Trade accounts receivable, net	995,200	778,054
Accounts receivable from related parties	61	24
Inventories	2,111,089	1,339,378
Prepaid expenses	73,357	69,224
Derivative financial instruments	—	28,193
Income tax recoverable	90,231	—
Other assets	471,126	81,988
Total current assets	4,427,210	3,472,059
Property, plant and equipment, net	2,973,374	1,069,492
Right of use assets, net	293,565	17,384
Deferred income tax	319,157	—
Investment in subsidiaries	1,236	497
Intangible assets, net	1,673,479	369,760
Goodwill	1,575,127	371,075
Other assets	115,384	4,274
Total non-current assets	6,951,322	1,832,482
Total assets	11,378,532	5,304,541
Liabilities and Stockholders’ Equity
Short term debt and borrowings	230,419	28,124
Accounts payable to suppliers	1,371,778	1,984,932
Accrued expenses	305,588	142,169
Provisions	790,136	115,192
Income tax payable	—	88,679
Value added tax payable	89,142	—
Trade accounts payable to related parties	96,859	—
Statutory employee profit sharing	135,298	55,305
Lease liability	211,656	6,102
Derivative financial instruments	15,329	—
Total current liabilities	3,246,205	2,420,503
Employee benefits	222,616	2,093
Deferred income tax	844,545	80,907
Lease liability	80,252	11,778
Long term debt and borrowings	5,918,256	1,482,261
Total non-current liabilities	7,065,669	1,577,039
Total Liabilities	10,311,874	3,997,542

Stockholders’ Equity	1,065,475	1,292,344
Non-controlling interest	1,183	14,655
Total Stockholders’ Equity	1,066,658	1,306,999
Total Liabilities and Stockholders’ Equity	11,378,532	5,304,541

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on December 31, 2022, and 2021

(In Thousands of Mexican Pesos)

	Q4 2022	Q4 2021	∆%
Net revenue	3,229,328	2,182,069	48.0%
Cost of sales	977,533	1,010,815	(3.3)%
Gross profit	2,251,795	1,171,254	92.3%

Administrative expenses	739,516	325,978	126.9%
Selling expenses	953,728	439,824	116.8%
Distribution expenses	138,722	60,327	130.0%
Total expenses	1,831,966	826,129	121.8%

Share of results of subsidiaries	(3,529)	-	(100.0)%

Operating income	416,300	345,125	20.6%

Interest expense	(197,868)	(28,695)	589.6%
Interest income	5,906	9,230	(36.0)%
Unrealized gain (loss) in valuation of financial derivative instruments	14,597	(29,808)	(149.0)%
Foreign exchange loss, net	(32,817)	(8,236)	298.5%
Financing cost, net	(210,182)	(57,509)	265.5%

Income before income taxes	206,118	287,616	(28.3)%

Income taxes	(1,670)	99,503	(101.7)%

Net income including minority interest	207,788	188,113	10.5%
Non-controlling interest loss	1,543	3,706	(58.4)%
Net income	209,331	191,819	9.1%

EBITDA breakdown (Ps. 566 million)

Concept	Q4 2022	Q4 2021	∆%
Net income including minority interest	207,788	188,113	10.5%
(+) Income taxes	(1,670)	99,503	(101.7)%
(+) Financing cost, net	210,182	57,509	265.5%
(+) Depreciation and amortization	149,982	23,650	534.2%
EBITDA	566,282	368,775	53.6%
EBITDA margin	17.5%	16.9%	0.6%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the twelve months ended on December 31, 2021, and 2022

(In Thousands of Mexican Pesos)

	Dec 2022	Dec 2021	∆%
Net revenue	11,499,225	10,039,668	14.5%
Cost of sales	3,661,082	4,399,164	(16.8)%
Gross profit	7,838,143	5,640,504	39.0%

Administrative expenses	2,577,384	1,247,436	106.6%
Selling expenses	2,861,134	1,264,581	126.3%
Distribution expenses	522,906	463,779	12.7%
Total expenses	5,961,424	2,975,796	100.3%

Share of results of subsidiaries	(21,862)	-	(100.0)%

Operating income	1,854,857	2,664,708	(30.4)%

Interest expense	(543,321)	(75,818)	616.6%
Interest income	28,689	25,872	10.9%
Unrealized (loss) gain in valuation of financial derivative instruments	(43,522)	330,315	(113.2)%
Foreign exchange loss, net	(83,368)	(319,739)	(73.9)%
Financing cost, net	(641,522)	(39,370)	1529.5%

Income before income taxes	1,213,335	2,625,338	(53.8)%

Income taxes	480,789	824,454	(41.7)%

Net income including minority interest	732,546	1,800,884	(59.3)%
Non-controlling interest loss	2,593	3,706	(30.0)%
Net income	735,139	1,804,590	(59.3)%

EBITDA breakdown (Ps. 2,213 million)

Concept	Dec 2022	Dec 2021	∆%
Net income including minority interest	732,546	1,800,884	(59.3)%
(+) Income taxes	480,789	824,454	(41.7)%
(+) Financing cost, net	641,522	39,370	1529.5%
(+) Depreciation and amortization	358,105	82,122	336.1%
EBITDA	2,212,962	2,746,830	(19.4)%
EBITDA margin	19.2%	27.4%	(8.1)%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the twelve months ended on December 31, 2022, and 2021

(In Thousands of Mexican Pesos)

	Dec 2022	Dec 2021
Cash flows from operating activities:
Profit for the period	732,546	1,800,884
Adjustments for:
Income tax expense recognized in profit of the year	480,789	824,454
Depreciation and amortization of non-current assets	358,105	82,122
Accounting effects from changing reporting period	-	(22,466)
Interest income recognized in profit or loss	(28,689)	(25,872)
Interest expense recognized in profit or loss	543,321	75,818
Loss (gain) of property, plant, equipment sale	4,758	(478)
Unrealized loss /(gain) in valuation of financial derivative instruments	43,522	(330,315)
Share-based payment expense	5,934	(12,974)
Currency translation effect	789	-
Loss in subsidiaries	11,843	-
Participation in subsidiaries	(88)	-
Movements in working capital:
Trade accounts receivable	274,963	(19,720)
Trade accounts receivable from related parties	30,246	(24)
Inventory, net	236,064	(64,312)
Prepaid expenses and other assets	(186,595)	31,184
Accounts payable to suppliers and accrued expenses	(915,238)	(81,882)
Provisions	(24,640)	(35,843)
Value added tax payable	110,231	(26,703)
Statutory employee profit sharing	22,798	47,951
Trade accounts payable to related parties	86,615	-
Income taxes paid	(542,527)	(777,949)
Employee benefits	21,268	1,722
Net cash generated by operating activities	1,266,015	1,465,597
Cash flows from investing activities:
Investment in subsidiaries	(4,700,349)	50
Payments for property, plant and equipment, net	(169,652)	(401,736)
Proceeds from disposal of property, plant and equipment, net	16,090	12,521
Interest received	43,384	25,872
Restricted cash	-	42,915
Net cash used in investing activities	(4,810,527)	(320,378)
Cash flows from financing activities:
Proceeds from borrowings	5,818,705	1,520,000
Repayment of borrowings	(1,120,025)	(646,716)
Interest paid	(502,847)	(49,123)
Cost of emission	(88,722)	(18,931)
Repayment of derivative financial instruments	-	(18,172)
Lease payment	(76,777)	(6,899)
Share repurchases	(25,264)	-
Dividends paid	(949,610)	(1,400,000)
Net cash generated (used) in financing activities	3,055,460	(619,841)
Net (decrease) / increase in cash and cash equivalents	(489,052)	525,378
Cash and cash equivalents at the beginning of the period	1,175,198	649,820
Cash and cash equivalents at the end of the period	686,146	1,175,198

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes

EBITDA Margin: is calculated by dividing EBITDA by net revenue

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

Betterware believes that these non-IFRS financial measures are useful to investors because (i) Betterware uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate Betterware’s EBITDA and provide more tools for their analysis as it makes Betterware’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

●	Betterware de México (Associates and Distributors)

Avg. Base: Weekly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Weekly Churn Rate: Average weekly data. Total Associates/Distributors lost during the period divided by the beginning of the period Associate/Distributor base.

Weekly Activity Rate: Average weekly data. Active Associates/Distributors divided by ending Associate/Distributor base.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates/Distributors

●	Jafra (Consultants and Leaders)

Avg. Base: Monthly average Consultant/Leader base

EOP Base: Consultant/Leader base at the end of the period

Monthly Churn Rate (Consultants): Average monthly data. Total Consultants lost during the period divided by the number of active Consultants 4 months prior. A Consultant is terminated only after 4 months of inactivity.

Monthly Churn Rate (Leaders): Average monthly data. Total Leaders lost during the period divided by end of period Leader’s base.

Monthly Activity Rate: Average monthly data. Active Consultants/Leaders divided by the end of period Consultant/Leaders base.

Avg. Monthly Order (Consultants): Average monthly data. Total Catalogue Revenue divided by number of consultant orders.

Avg. Monthly Order (Leaders): Average monthly data. Total Leaders Revenue divided by number of leaders orders.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on creating innovative products that solve specific needs regarding organization, practicality, space saving and hygiene within the household. Betterware’s wide product portfolio includes home organization, kitchen, commuting, laundry and cleaning, as well as other categories that include products and solutions for every corner of the household.

The Company has a differentiated two-tier network of distributors and associates that sell their products through twelve catalogs per year. All products are designed by the Company and under the Betterware brand name through its different sources of product innovation. The Company’s state-of-the-art infrastructure allows it to safely and timely deliver its products to every part of the country, backed by the strategic location of its national distribution center. Today, the Company distributes its products in Mexico and Guatemala, and has plans of additional international expansion.

Supported by its asset light business model and its three strategic pillars of Product Innovation, Business Intelligence and Technology, Betterware has been able to achieve sustainable double-digit growth rates by successfully expanding its household penetration and share of wallet.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

4Q 2022 Conference Call

Management will hold a conference call with investors on February 24, 2023, at 8:00 am Central Standard Time (CST)/ 9:00am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13736038

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free:  1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13736038

Contacts:

Company:

Betterware IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011